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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities and Exchange Act of 1934

For the month of September 2002

Imperial Tobacco Group PLC
(Translation of registrant's name into English)

Upton Road
Bristol
BS99 7UJ
England
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F  ☒ Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes  ☐  No  ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
Date: 1 October 2002	By:	/s/ TREVOR M. WILLIAMS Trevor M. Williams Assistant Company Secretary

Trading update

        At a meeting with analysts and investors this morning, Imperial Tobacco Group will outline its progress in a number of key markets and provide an update on the integration of Reemtsma. Prior to entering the close period ahead of the announcement of preliminary results on 25 November, Imperial Tobacco will comment on current trading.

Key Markets

        Imperial Tobacco continues to make good progress in its key markets.

  •
  UK:    The cigarette market has remained stable at around 57bn sticks over the last 6 months. Imperial Tobacco's market share has continued to increase and, excluding Marlboro and private label brands, averaged 42.9% in the eleven months to August 2002 (August 2001: 39.6%). This strong position in cigarettes has been complemented by good performances in other products, and last week the Company announced the launch of the Davidoff cigarette brand in the UK. Overall volumes continue to be ahead year on year.

  •
  Germany:    The German cigarette market has increased slightly to around 143bn sticks, and there are signs that growth in the private label sector is levelling off. Imperial Tobacco's market share has declined from 22% in 2001 to 20.7% in the year to August 2002, but now appears to be stabilising. This decline has been partly offset by increased volumes in cigarillos and make-your-own products.

  •
  Western Europe:    In the rest of Western Europe, the Group's brands continue to perform robustly, although volumes are lower year on year in Belgium and Luxembourg.

  •
  Central and Eastern Europe:    Cigarette volumes are up year on year, reflecting a strong performance in Russia coupled with broadly stable market positions across the rest of the region.

  •
  Africa and Middle East:    The successful integration of Tobaccor acquired during the 2000/01 financial year, has resulted in enhanced performance. Terms have been agreed with Bollore to acquire a further 12.5% of Tobaccor for €72mn, to be paid at the end of December 2002. The consideration has been determined using a similar multiple as for the original 75% stake and includes a net cash adjustment, incorporating dividends accrued since the acquisition.

  •
  Asia:    Results from this region have been affected by poor market conditions in Taiwan, resulting from the depressed economic climate and the industry price increase in January 2002. Investments in Bangladesh and Laos, and progress in Vietnam and Cambodia, are providing a broader regional base for further profitable long term growth.

  •
  Australia and New Zealand:    Imperial Tobacco's businesses continue to perform well in these markets, with cigarette market shares increasing to 17.9% and 17.5% in August respectively.

Reorganisation and Integration of Reemtsma

        The integration of Reemtsma is proceeding well, despite the delay in completing the acquisition. Imperial Tobacco remains confident that the £170mn of cost savings and synergies identified when the acquisition was announced in March 2002 will be delivered within the anticipated timescale.

        As part of the integration, comprehensive organisational changes were announced on 18 September 2002, triggering a consultation process with the Unions and Works Councils. These proposals will result in job reductions across the enlarged Imperial Tobacco Group of approximately 800. The main features of the proposals are:

  •
  Head office functions to be headquartered in Bristol

  •
  International sales and marketing functions in Hamburg, Nottingham, Bristol and Joure to be rationalised, with the headquarters moving to a new facility near London

  •
  Three sales forces in Germany to be consolidated

  •
  Support structures elsewhere in Continental Europe, and in Asia, Africa and the Middle East to be rationalised

  •
  Private label activities in the UK have been absorbed into the UK sales and marketing organisation

  •
  Manufacturing and technical support to be headquartered in Hamburg

Funding Arrangements

        Subsequent to the initial €5.5bn refinancing at the time of the acquisition, €2.8bn has been refinanced by euro bond issues and €0.7bn by private placements and cash generation. The balance of the facilities is in the process of being replaced. These refinancings will reduce the financing costs of the Group going forward. As a result, the upfront bank fees of £40mn relating to the acquisition facilities (partially offset by a one-off £10mn exchange rate gain) will be fully expensed in the current year.

Trading Update

        The results for the year to 2002 will include a four and a half month contribution from Reemtsma. The results will reflect exceptional costs of up to £150mn relating to the restructuring measures announced last October (£8mn), the Reemtsma refinancing described above (£30mn) and Reemtsma integration costs in relation to the announced measures.

        Overall, Imperial Tobacco's trading performance in the current year remains encouraging, and is in line with the Group's expectations at the time of the interim results announcement in May 2002.

Inquiries:

Imperial Tobacco Group PLC 0117 963 6636 (+44 117 963 6636 from outside UK)

Gareth Davis—Chief Executive
Robert Dyrbus—Finance Director
Alison Cooper—Group Financial Controller

Notification of Directors interests pursuant to Companies Act 185 Section 324(2) and Section 329.

        Imperial Tobacco Group PLC has been advised that Dr Pierre Jungels today purchased 854 ordinary shares of 10p each in the Company at a price of £10.38 per share. Following this purchase Dr Jungels beneficially owns 854 shares representing less than 0.01% of the Company's issued share capital.

        Imperial Tobacco Group PLC also announces that it is proposed that any final dividend in respect of the financial year ending 28 September 2002 will be paid on 21 February 2003 to shareholders on the register at the close of business on 24 January 2003.

T M WILLIAMS
ASSISTANT COMPANY SECRETARY

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SIGNATURES
  Trading update
  Key Markets
  Reorganisation and Integration of Reemtsma
  Funding Arrangements
  Trading Update
  Notification of Directors interests pursuant to Companies Act 185 Section 324(2) and Section 329.